Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

Website

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893)

SECOND QUARTER REPORT
JUNE 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Aurizon reports unaudited financial results for the second quarter of 2011, which have been prepared on the basis of available information up to August 10, 2011.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company and the first quarter interim financial statements issued for March 31, 2011.  All dollar amounts are in Canadian dollars unless otherwise stated. Our results are prepared in accordance with International Financial Reporting Standards (“IFRS”). All prior period information has been restated or reclassified for comparative purposes in accordance with IFRS.

Second Quarter 2011 Highlights and Significant Items

▪

Gross profit of $29.1 million, up 45% from second quarter 2010.

▪

Profit of $6.3 million, or $0.04 per share, increasing 17% from the second quarter 2010.

▪

Cash flow from operations increased 40% to $23.1 million compared to second quarter 2010.

▪

Gold production of 41,418 ounces, up 8% on the second quarter of 2010.

▪

Total cash costs(1) of US$544 per ounce and operating margins(1) of US$977 per ounce.

▪

Working capital of $157.5 million, including cash of $152.5 million.

▪

Additional Quebec resource taxes totalling approximately $4.4 million, or $0.03 per share, recognized in the second quarter of 2011 as a result of application of new Quebec resource tax legislation that was substantively enacted on May 4, 2011.

▪

Joanna increases Hosco in-pit measured and indicated mineral resources by 31%, however feasibility study delayed.

▪

Positive exploration results from Joanna, Marban and Fayolle.

▪

New CEO announced. Mr George Paspalas is joining Aurizon as Chief Executive Officer effective August 15, 2011. Mr Paspalas brings extensive mine construction and operational experience, including 14 years in senior management positions in the Americas, Africa and Australia.

From the President and Chief Executive Officer, David Hall:

“We produced stronger cash flow and profits in the second quarter compared to first quarter 2011 due to improved operational performance at Casa Berardi. Full credit is due to our operations team for resolving the issues that hampered production in the first quarter” said David Hall, Aurizon’s Chief Executive Officer. “In addition, we commenced shaft deepening at Casa Berardi and embarked upon the largest exploration program in Aurizon’s history, initiatives which we are confident will deliver incremental value for our shareholders in the future. We have delayed the feasibility study on Joanna in order that additional studies and optimization plans can be completed, but we are confident on the future development of the project given its large gold resource, excellent exploration potential and favourable location.”

______________________________

1 See “Non-GAAP” measures on page 8.

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 2

FINANCIAL RESULTS

Financial review of the second quarter 2011

Profit of $6.3 million, or $0.04 per share, was achieved in the second quarter of 2011, exceeding profit of $5.4 million, or $0.03 per share, in the same period of 2010.  Results were positively impacted by higher realized gold prices during the quarter, and negatively impacted by increased exploration activities, together with a significant increase in income taxes.  Income and resource taxes totalled $12.7 million, up significantly from $5.0 million for the same period of 2010, as a result of the substantive enactment of new Quebec resource tax legislation and higher taxable profits in the second quarter of 2011.

Revenue from Casa Berardi operations increased 17% to $59 million in the second quarter of 2011 from the sale of 39,900 ounces of gold, compared to $50.5 million from the sale of 39,964 ounces of gold in the same quarter of 2010.  The average realized gold price was US$1,521 per ounce and the average Cad/US exchange rate was 0.97, compared to realized prices of US$1,082 per ounce at an average exchange rate of 1.03 in the same quarter of 2010.

During the second quarter of 2011, 100% of gold sales were made at current market prices.  In the same quarter of 2010, 60% of the gold sales were delivered against gold call options at an average price of US$907 per ounce. The average London p.m. gold fix for the second quarter of 2011 was US$1,504 per ounce compared to US$1,196 per ounce for the same period of 2010.

Cost of sales for the second quarter of 2011, comprising operating costs and depreciation and amortization of $21.1 million and $8.7 million respectively totalled $29.8 million.  On a unit cost basis (1), total cash costs per ounce of gold sold were US$544 and depreciation and amortization was US$225 per ounce, for a total production cost of US$769 per ounce.

Gross profit of $29.1 million in the second quarter of 2011 increased significantly from $20.1 million for the same period of 2010.  Rising gold prices and the elimination of gold deliveries into call options at below market spot prices in the second quarter of 2010 allowed operating profit margins(1) to increase to US$977 per ounce compared to US$578 per ounce in the same quarter of 2010.

Exploration expenditures in the second quarter of 2011 rose 115% to $6.1 million from $2.8 million in the same period of 2010. This is attributable to the seven new exploration properties acquired in 2010 together with continued exploration and feasibility work at Joanna.

General and administrative costs in the second quarter of 2011 totalled $4.2 million compared to $3.2 million for the same period of 2010.  Included in these costs are non-cash stock based compensation charges totalling $1.0 million compared to $0.9 million in the same period of 2010.  Increased costs are related to executive search fees, higher staffing levels to support the increased activities of the Company together with general inflationary pressures.

Income and resource taxes totalled $12.7 million, up significantly from $5.0 million for the same period of 2010, as a result of the substantive enactment of new Quebec resource tax legislation and higher taxable profits in the second quarter of 2011.  The new Quebec resource tax laws are retroactive to March 31, 2010 and accordingly reflect the increase in the tax rate from 12% to 14% from April 1, 2010 and 15% in 2011.  Resource taxes for the second quarter totalled $8.6 million. This includes approximately $4.4 million of additional taxes from the new higher tax rates that were all charged to the current period as required under GAAP. Income taxes totalled $4.1 million, or 21% of pre-tax profits, which is lower than the Canadian statutory income tax rate of 28% as a result of the effect of the higher resource taxes which are deductible for Federal and provincial income tax purposes.

Cash flow from operating activities increased 40% in the second quarter of 2011 to $23.1 million, compared to cash flow of $16.5 million in the same period of 2010.  The increase in cash flow from a year ago is principally due to higher realized gold prices, partially mitigated by higher resource taxes and increased exploration activities.

Investing activities totalled $13 million in the second quarter of 2011 compared to $7.1 million for the same period of 2010.  Capital expenditures at Casa Berardi totalled $13.6 million ($12.3 million on a cash basis) in the second quarter of 2011, of which $10.6 million was on sustaining capital and development, and $3 million was on exploration activity.

______________________________

1 See “Non-GAAP” measures on page 8.

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 3

First Half 2011

Profit for the six months ended June 30, 2011 was $8.7 million, or $0.05 per share, compared to $7.8 million or $0.05 per share in the same period of 2010.  First half operating results were positively impacted by higher realized gold prices compared to the same period of 2010. Active exploration activities together with a significant increase in income and resource taxes associated with the new Quebec resource tax legislation in the first half of 2011 had an adverse impact on profit compared to the same period of 2010.

Higher ore grades combined with lower ore throughput in the first half of 2011 compared to the same period of 2010 resulted in gold production totalling 73,394 ounces.  Gold production in the first half of 2010 was 73,715 ounces.  The strength of the Canadian dollar over the past year continues to have a moderating effect on the higher US dollar denominated gold prices.

Cash flow from operating activities totalled $37.6 million, compared to cash flow of $25.7 million for the same period of 2010.  Cash flow adjustments in the first half of 2010 for the effects of unrealized gold derivative gains reduced operating cash flow by $4.5 million. Operating profit margins increased to US$882(1) per ounce, compared to US$529 per ounce in the same period of 2010.

Gold production in the first half of 2011 is on track with the Company’s first quarter revised forecast of producing 165,000 ounces of gold in 2011.

Investing activities in the first half of 2010 totalled $24 million, of which $23.9 million ($22.6 million on a cash basis) was incurred on sustaining capital and exploration expenditures at Casa Berardi and $1.4 million was incurred for property acquisition costs, marketable securities, and other capital assets.  In the same period of 2010, investing activities totalled $15.9 million, of which $15.2 million was incurred on capital and exploration expenditures at Casa Berardi and $0.7 million was incurred for property acquisition costs and related  marketable securities.

Financing activities resulted in a cash outflow of $0.4 million in the first half of 2011 compared to cash inflows of $1.5 million for the same period of 2010.

CASH RESOURCES AND LIQUIDITY

As at June 30, 2011, cash and cash equivalents increased to $152.5 million, compared to $139.3 million as at December 31, 2010.  Working capital increased to $157.5 million at June 30, 2011 from $152.5 million at December 31, 2010. The US$50 million revolving credit facility established on January 31, 2011 remains un-utilized as at August 10, 2011.

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1 See “Non-GAAP measures on page 8.

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 4

CASA BERARDI

Operations

(Unaudited)		2011		2010
	1st Half	Q2	Q1	Q4	Q3	Q2	Q1
Operating results
Tonnes milled	339,269	178,233	161,036	191,697	169,913	182,487	178,648
Grade – grams/tonne	7.45	8.00	6.85	6.86	6.15	7.20	6.79
Mill recoveries - %	90.3%	90.4%	90.2%	88.6%	89.1%	91.2%	90.2%
Gold production – ounces	73,394	41,418	31,976	37,496	29,905	38,527	35,188
Gold sold – ounces	74,206	39,900	34,306	34,808	30,755	39,964	34,423
Per ounce data – US$(4)
Average realized gold price (i)	$1,462	$1,521	$1,392	$1,376	$1,119	$1,082	$1,010
Total cash costs (ii)	$580	$544	$621	$531	$604	$504	$538
Amortization (iii)	231	225	238	263	254	240	228
Total production costs (iv)	$811	$769	$859	$794	$858	$744	$766

Table footnotes(4):

(i)

Realized gold prices net of realized derivative gains or losses divided by ounces sold.

(ii)

Operating costs net of by-product credits, divided by ounces sold, and divided by the average Bank of Canada Cad$/US$ rate.

(iii)

Depreciation, amortization and accretion expenses.

(iv)

Total cash costs plus depreciation, amortization and accretion expenses.

Gold production from the Casa Berardi mine in the second quarter of 2011 totalled 41,418 ounces, 8% higher than the same period of 2010.  These results are in line with plan and 30% higher than first quarter results due to higher ore throughput and higher ore grades.  Additional mining equipment and infrastructures, and improved ore handling had a positive impact on productivity and ore throughput.

Daily ore throughput of 1,959 tonnes per day was achieved in the second quarter 2011 compared to 2,005 tonnes per day in the same quarter of 2010.  Unit operating costs(1) on a Canadian dollar per tonne basis in the second quarter of 2011 were 3% higher than plan at $119 per tonne, as a result of changes to the ore handling infrastructure and lower equipment availability in April impacting ore throughput.  Unit operating costs(3) in the same quarter of 2010 were $107 per tonne.

The anticipated higher unit operating costs per tonne in 2011, together with a strong Canadian dollar, resulted in total cash costs of US$544 per ounce in the second quarter of 2011, compared to US$504 in the same quarter of 2010.  A combination of a 12% increase in unit operating costs together with a 6% strengthening of the Canadian dollar, mitigated by 11% higher ore grades resulted in the higher total cash costs per ounce compared to the same quarter of 2010.

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1 See “Non-GAAP” measures on page 8.

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 5

Rising gold prices and the elimination of deliveries against call options at below market spot prices which were required in the second quarter of 2010 has allowed operating profit margins(1) to increase to US$977 per ounce compared to US$578 per ounce in the same quarter of 2010.

Higher ore throughput and ore grades are anticipated for the balance of 2011, which is expected to result in lower total cash costs per ounce than those realized in the second quarter of 2011.

Casa Berardi Shaft Deepening

In the first quarter of 2011, a contract was awarded for the deepening of the West Mine production shaft from the 760 metre level down to the 1,080 metre level.  Shaft deepening commenced in the second quarter with 35 metres of sinking and 393 metres of horizontal development completed.  The shaft is expected to be completed toward the end of 2012 and will provide access to the lower portion of Zones 113, 118, and 123 once a drift at the 1,010 metre level is completed in 2013.  The estimated cost of the shaft deepening, drift access to Zones 118 and 123, and related infrastructure is approximately $32 million of which $13.6 million is budgeted for 2011 and $3.8 million has been incurred in the first half of 2011.

Casa Berardi Exploration

Three surface rigs and up to nine underground drill rigs were active at Casa Berardi during the second quarter of 2011.  The surface drill rigs were primarily active exploring the western extensions of the Principal Zone open pit reserves and Zones 148 and 160 near the East mine mill facilities.  The underground drill rigs were primarily focused on infill and step out drilling of the upper extensions of Zones 118 and 123 from the 550 level drift as well as depth extensions of Zones 118 and 120 from the 810 level drift.

OTHER PROPERTIES

Joanna Gold Development Property

Aurizon is currently working on a feasibility study on the Hosco deposit of the Joanna property, which incorporates the increased mineral resource estimate announced on June 13, 2011, together with results of metallurgical pilot tests, geotechnical study, updated capital and operating cost estimates, and other relevant studies.

Some of the studies are still in progress, however, an initial review has indicated that the projected capital and operating costs appear to be significantly higher than previously anticipated. The increased scope of the project, as a result of the expanded mineral resource base, has increased capital costs, including those associated with an autoclave process.  Ore and waste stockpiles, tailings costs, and costs of materials and equipment have also all been trending higher, along with the gold price. Consequently, additional studies and cost-optimization plans have been initiated, including a review of the mining sequence and layout of the surface infrastructure and further detailed environmental work. This additional work will delay the completion of the feasibility study.

Despite this delay, management is confident in the future development of the Joanna property given its measured and indicated in-pit resources of 54.1 million tonnes at an average grade of 1.29 grams of gold per tonne, or           2,245,000 ounces of gold, in the Hosco block, its excellent exploration potential, its location in the heart of the Cadillac Break gold camp, and its close proximity to existing infrastructure.

As a result of detailed metallurgical pilot tests utilising the Albion and autoclave recovery processes, management has concluded the use of an autoclave is the preferred option for processing the Hosco ore.  The tests indicated that the estimated overall gold recovery, utilising an autoclave would be 87.5% compared to overall recoveries, utilising Albion, of 85.1%, at a grade of 1.25 grams of gold per tonne.

An updated mineral resource estimate was completed in the second quarter of 2011 integrating the results of the drilling program that took place during the last three quarters of 2010 and January 2011 in the lateral and depth extensions of the pit outline of the Hosco Deposit-Joanna Gold Project.  At a cut-off grade of 0.5 grams of gold per tonne, in-pit measured and indicated mineral resources increased by 537,000 ounces, a 31% increase when compared to the last estimate released on July 5, 2010 and now total 2,245,000 ounces of gold for the Hosco deposit only.

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1 See “Non-GAAP” measures on page 8.

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 6

The objective of the 2011 drill campaign was to perform step-out drilling on 50 metre spacings along the 2.5 kilometre strike length of the Heva deposit and potential satellite zones, down to 150 metres, in order to extend the mineral resources contour and to increase the quality of the existing indicated and inferred mineral resources. A $4.6 million exploration program at Joanna comprising 27,000 metres of drilling was completed in the first half of 2011.  There has not been any drilling activity since the second quarter to allow for the compilation of the drill assay results.

Fayolle Property

Three to four drill rigs were active in the second quarter of 2011 completing 11,590 metres of drilling that was divided between continued exploration of the Fayolle deposit defining the size and geometry of the deposit on a 25 – 50 metre drill spacing and exploration of similar geological targets within the 2 kilometre long gold bearing structure that crosses the property.  Expenditures during the second quarter totalled $1.6 million and year to date totalled $3.3 million.  Compilation of the drill results is underway.

Aurizon may earn up to a 65% interest in the Fayolle property, subject to an underlying 2% net smelter royalty. The Fayolle Property comprises 39 mining claims covering 1,373 hectares across the Porcupine-Destor Break and is situated 10 kilometres north of Aurizon’s Joanna Project in north-western Quebec.

Marban Property

Two to three drill rigs were active in the second quarter of 2011 completing 16,000 metres of drilling focusing on the lateral and depth extensions of the existing mineral resources.  The drilling to date has validated the geological and structural model of the deposit; established lateral and vertical continuity to the mineralized shear zones; and demonstrated the potential for both bulk tonnage and narrower higher-grade ore shoots. Expenditures during the second quarter totalled $1.8 million and year to date totalled $3.6 million.

Aurizon may earn up to a 65% interest in the Marban property, which comprises forty-two mining claims and three mining concessions covering 976 hectares in the heart of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties.

Rex South Property

The exploration camp was opened at the Rex South property in the second quarter of 2011 to allow for the mobilization of the geological crew and drill equipment.  Geophysical surveys and prospecting were initiated in late May 2011 and drilling commenced in late June 2011 to follow up on the 2010 discovery of a major gold-silver-copper-tungsten mineralized zone indentified from surface sampling.  Expenditures during the second quarter, and year to date, totalled $0.9 million.

ADDITIONAL INFORMATION

Additional information about the Company’s Casa Berardi Mine and Joanna Gold Development projects as required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Company's Annual Information Form for the year ended December 31, 2010, and the latest Technical Reports on each project, copies of which can be found under Aurizon’s profile on SEDAR at www.sedar.com and are also available on the Company’s website at www.aurizon.com.

QUALIFIED PERSON AND QUALITY CONTROL

Information of a scientific or technical nature in this document was prepared under the supervision of Martin Bergeron, P. Eng., Vice-President of Operations of Aurizon and a qualified person under National Instrument 43-101.

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 7

OUTLOOK

Based upon first half results and a review of the mine plan which anticipates both higher ore throughput and ore grades for the balance of the year, Casa Berardi production guidance for the full year remains at approximately 165,000 ounces.  The continued strength of the Canadian dollar together with general mining industry cost pressures has resulted in a 2% revision to the forecast total cash costs in U.S. dollar terms of US$535 per ounce for the full year, assuming a Canadian dollar exchange rate of 0.96 against the U.S. dollar for the balance of the year.  This compares to total cash costs of US$525 per ounce provided with the first quarter results using the same exchange rates.

Onsite mining, milling and administration costs for 2011 are expected to decrease from the $124 per tonne experienced in the first half of 2011 and average $120 per tonne for the full year, 2% higher than previous guidance, and up 8% from 2010 unit operating costs as a result of reduced development ore, smaller stopes, and longer haulage distances.

Capital expenditures at Casa Berardi are estimated to total $46.4 million in 2011, lower than previous guidance of $51.1 million as a result of delays in initiating the shaft deepening project.  In the first half of 2011, $17.6 million of capital expenditures were incurred.  Approximately 50% of the 2011 capital expenditures comprise shaft sinking, infrastructure costs and lateral development that will allow access to the lower portion of Zone 113 as well as the recently discovered gold mineralization at depth in Zones 118 and 123, east of the West mine production shaft.

An additional $13.4 million will be invested on exploration at Casa Berardi in 2011 ($6.3 million incurred in the first half of 2011) which will include approximately 115,000 metres of surface and underground diamond drilling.  Up to 4 surface and 9 underground drill rigs will be active during the course of 2011.  The Company expects to capitalize these costs as the primary objective of the drilling will be to improve the quality of the known reserves and resources as well as exploring for extensions of these structures.

As a result of the initial review of some of the studies for the Joanna feasibility report indicating that the projected capital and operating costs appear to be significantly higher than previously anticipated, further studies and cost optimization plans have been initiated. This includes a review of the mining sequence, a review of the layout of surface infrastructure, and further detailed environmental work. This additional work will delay the completion of the feasibility study.

Despite this delay, management is confident in the future development of the Joanna property given its measured and indicated in-pit resources of 54.1 million tonnes at an average grade of 1.29 grams of gold per tonne, or           2,245,000 ounces of gold, in the Hosco block, its excellent exploration potential, its location in the heart of the Cadillac Break gold camp, and its close proximity to existing infrastructure.

A $4.6 million exploration program at Joanna comprising 27,000 metres of drilling was completed in the first half of 2011.  There has not been any drilling activity since the second quarter to allow for the compilation of results.  A supplemental exploration program is being evaluated which would result in the resumption of drilling activity in the second half of 2011.

Aggressive exploration programs are also underway at the Company’s other Quebec properties which will result in budgeted expenditures in the second half of 2011 totalling $12.1 million (before tax credits).  Exploration costs totalled $9.2 million, before tax credits, in the first half of 2011.

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 8

NON-GAAP MEASURES

Realized gold price per ounce of gold

Realized gold price per ounce of gold is a non-GAAP measure and is calculated by adjusting revenue for all realized gains and losses on gold derivative instruments and then dividing by the gold ounces sold.

Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure, total cash costs per ounce of gold in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the Statements of Comprehensive Income and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

In calculating the total cash costs per ounce of gold for the second quarter of 2011, cost of sales were reduced by depreciation and depletion charges of $8.6 million and silver revenues of $0.2 million, compared to $9.4 million and $0.1 million, respectively for the same period in 2010.  For the first half of 2011, cost of sales were reduced by depreciation and depletion charges of $16.7 million and silver revenues of $0.4 million, compared to $17.3 million and $0.3 million, respectively for the same period in 2010.

Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne is calculated by adjusting operating costs included in cost of sales, as shown in the Statements of Comprehensive Income, for inventory adjustments and then dividing by the tonnes processed through the mill.

For the second quarter of 2011, there were no inventory adjustments necessary to operating costs compared to inventory adjustments of $1.4 million for the same period in 2010.  For the first half of 2011, operating costs were increased by inventory adjustments of $0.6 million compared to inventory adjustments of $1.5 million for the same period in 2010.

Operating profit margin per ounce

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price.  For the second quarter of 2011, the average realized gold price was US$1,521 less total cash costs of US$544 for an operating profit margin of US$977, compared to an average realized gold price of US$1,082 less total cash costs of US$504 for an operating profit margin of US$578 in the same quarter of 2010.

For the first half of 2011, the average realized gold price was US$1,462 less total cash costs of US$580 for an operating profit margin of US$882, compared to an average realized gold price of US$1,049 less total cash costs of US$520 for an operating profit margin of US$529 in the same period of 2010.

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 9

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Canadian publicly listed entities are required to prepare their financial statements in accordance with IFRS effective January 1, 2011. This is the Company’s second set of interim financial statements released under IFRS, and have been prepared in accordance with IAS 34 Interim Financial Reporting and IFRS 1 First-time Adoption of International Financial Reporting Standards. Due to the requirement to present comparative financial information, the effective transition date was January 1, 2010.

The Company’s IFRS project team identified four phases to the IFRS conversion as follows:

PHASE	DESCRIPTION	STATUS
Phase 1	Preliminary diagnostic and project plan development	Complete
Phase 2	Detailed analysis of key IFRS conversion elements	Complete
Phase 3	Implementation	Complete
Phase 4	Post implementation review	In progress

Post implementation review involves a continuation of our monitoring of changes in IFRS by the International Accounting Standards Board (IASB) and related regulatory bodies.  The IASB has proposed to issue a number of new IFRS standards throughout 2011 and beyond, which may or may not impact the Company. The Company’s IFRS project team is monitoring these proposed standards as part of Phase 4 of the IFRS transition project (“Post implementation review”), and will make any adjustments necessary as and when new IFRS standards are released.

The Audit Committee holds Management responsible for the successful continued reporting of the Company’s financial statements under IFRS. The IFRS Project Team is expected to remain intact throughout 2011 and 2012 to ensure compliance with IFRS and a successful issuance of the first annual IFRS financial statements for the year ended December 31, 2011.

Transitional impact

Note 15 in the interim financial statements for the quarter ended June 30, 2011 provides detailed explanations of the optional transitional exemptions selected, financial statement presentation changes, and the key Canadian GAAP to IFRS differences for the Company on transition. It should be read in conjunction with the first interim financial statements under IFRS filed for the Company for the quarter ended March 31, 2011.

No change to control activities, business activities and key performance measures, and IT systems was reported for the quarter ended June 30, 2011.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at the end of the current reporting period.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 10

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting during the three month period ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

RISKS AND UNCERTAINTIES

There have been no changes in the Company’s risks and uncertainties during the three month period ended June 30, 2011 from those described in the 2010 annual financial statements and 2010 Annual Information Form of the Company, filed under the Company’s profile on www.sedar.com.

RELATED PARTY TRANSACTIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has no related party transactions or off-balance sheet arrangements to report.

SUMMARY OF QUARTERLY RESULTS (Unaudited)

	2011		2010				2009 (note 1)
in thousands of Canadian dollars, except per share data	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Revenue	$58,960	$47,212	$48,558	$39,882	$50,471	$39,831	$41,975	$45,549
Cost of sales	(29,847)	(29,228)	(28,023)	(27,223)	(30,382)	(27,274)	(26,314)	(29,136)
Gross profit	29,113	17,984	20,535	12,659	20,089	12,557	15,661	16,413
General and administrative costs	4,168	6,086	5,478	2,918	3,198	5,175	3,186	2,250
Exploration costs	6,098	7,104	5,372	5,741	2,831	1,969	1,070	729
Derivative (gains) losses	(323)	-	85	(158)	4,317	158	5,084	667
Profit	6,604	2,446	7,276	2,307	5,537	2,392	9,862	8,211
Earnings per share – basic and diluted	0.04	0.02	0.04	0.02	0.03	0.02	0.06	0.05

Note 1 – Information for 2009 is presented in accordance with previous Canadian GAAP and was not required to be restated to IFRS.

Financial results for the last eight quarters reflect higher trending realized Canadian dollar gold prices and relatively stable production costs.  The average realized Canadian dollar gold price in the second quarter of 2011 was $1,472 per ounce compared to $1,180 per ounce for the full year 2010 and $1,041 per ounce in 2009.

Significant increases in exploration activities at Aurizon’s newly optioned properties in the second quarter of 2011 and the second half of 2010, together with continued exploration and feasibility work at Joanna, have resulted in higher exploration costs being charged to profit compared to the first half of 2010 and 2009.

Derivative gains and losses have been impacted by volatile gold and currency fluctuations.  The Company delivered into the last of its obligations to deliver gold into call options at below market prices in the third quarter of 2010.  In prior quarters, the second quarter of 2010 had a derivative loss of $4.3 million, while the fourth quarter of 2009 had a derivative loss of $5.1 million.

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 11

The fourth quarter of 2009 profit was positively impacted by the recognition of $4.5 million of non-refundable tax credits.

OUTSTANDING SHARE DATA

As of August 10, 2011, Aurizon had 162,668,452 common shares issued and outstanding.  In addition, 9,008,100 incentive stock options representing 5.2% of outstanding share capital are outstanding and exercisable into common shares at an average price of $5.20 per share.

Common Shares (TSX – ARZ & NYSE Amex – AZK)
	June 30,	December 31,
	2011	2010
Issued	162,435,952	162,145,702
Fully-diluted	171,676,552	171,815,302
Weighted average	162,318,119	160,249,688

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 12

FORWARD LOOKING STATEMENTS AND INFORMATION

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this report is made as of the date of this report.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements regarding the Company’s expectations and estimates as to future gold production, anticipated rates of recovery,  anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, estimated mineral resources and timing of feasibility study on the Joanna Gold Development Project, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected  timing and results of exploration activities and feasibility and pre-feasibility studies, permitting time-lines, evaluation of opportunities, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this report is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2011, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the current mill recovery rates at the Company’s Casa Berardi Mine will continue, that the Company’s current mine plan can be achieved, and with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based as mentioned in this report, general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected, of unexpected variations in ore reserves, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS AND INVESTORS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This document may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This document may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers and investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:
Aurizon Mines Ltd.	or
David P. Hall, President & CEO	Renmark Financial Communications Inc.
Ian S. Walton, Executive Vice President & CFO	1050 – 3400 De Maisonneuve Blvd West
Suite 1120, Cathedral Place, 925 W. Georgia Street Vancouver, BC V6C 3L2	Montreal, QC H3Z 3B8 Barry Mire: bmire@renmarkfinancial.com
Telephone: 604-687-6600 Fax: 604-687-3932 Toll Free: 1-800-411-GOLD (4653) Investor Relations: jennifer.north@aurizon.com Email: info@aurizon.com Website: www.aurizon.com	Matthew Planche: mplanche@renmarkfinancial.com: Media: Guy Hurd: ghurd@renmarkfinancial.com Tel: (514) 939-3989 Fax: (514) 939-3717

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 13

Aurizon Mines Ltd.

Unaudited Interim Financial Statements

For the quarter ended June 30, 2011

These condensed interim financial statements are the responsibility of Management and are not reviewed nor audited by the Company’s external auditors.

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 14

Notes to Interim Financial Statements

Interim Balance Sheets as at,

(Unaudited, expressed in thousands of Canadian dollars)	Notes	June 30, 2011	December 31, 2010 (Note 15)
ASSETS
Current assets
Cash and cash equivalents		$ 152,511	$ 139,341
Marketable securities		1,326	1,129
Inventories		11,818	12,085
Accounts receivable and other receivables		9,492	7,258
Derivative instrument assets		323	-
Tax credits receivable		8,458	12,398
Total current assets		183,928	172,211
Non-current assets
Property, plant and equipment	5	160,378	152,012
Mineral properties	6	4,380	4,220
Deferred finance costs	8	424	-
Other assets	7	12,748	8,100
Total non-current assets		177,930	164,332
TOTAL ASSETS		$ 361,858	$ 336,543

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$ 22,851	$ 18,905
Current tax liabilities		3,287	-
Current portion of long-term obligations	9b	257	756
Total current liabilities		26,395	19,661
Non-current liabilities
Provisions	9	15,182	13,114
Deferred tax liabilities		39,922	35,378
Total non-current liabilities		55,104	48,492
Total liabilities		81,499	68,153

EQUITY
Shareholders’ equity
Issued capital	12b	270,871	269,677
Contributed surplus		1,118	1,022
Share-based compensation		15,651	13,719
Deficit		(7,357)	(16,407)
Accumulated other comprehensive income		76	379
Total shareholders’ equity		280,359	268,390
TOTAL LIABILITIES AND EQUITY		$ 361,858	$ 336,543

The attached notes form an integral part of these financial statements.

These financial statements were approved for issue by the Board of Directors on August 10, 2011. They are signed on the Company’s behalf by:

Andre Falzon, Director, Chairman of the Audit Committee

David P. Hall, Director, Chief Executive Officer

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 15

Interim Statements of Comprehensive Income

		Three months ended		Six months ended
(Unaudited, expressed in thousands of Canadian dollars except per share amounts)	Notes	June 30, 2011	June 30, 2010 (Note 15)	June 30, 2011	June 30, 2010 (Note 15)

Revenue		$ 58,960	$ 50,471	$ 106,171	$ 90,302
Less cost of sales	3	(29,847)	(30,382)	(59,074)	(57,657)
Gross profit		29,113	20,089	47,097	32,645

Other operating expenses
Exploration costs		(6,098)	(2,830)	(13,202)	(4,800)
General and administration costs	3	(4,168)	(3,199)	(10,254)	(8,373)
Other net gains (losses)		4	852	(32)	1,587
Operating profit		18,851	14,912	23,609	21,059

Finance income	4	330	123	669	212
Finance costs	4	(241)	(189)	(442)	(397)
Other derivative gains (losses)	4	323	(4,317)	323	(4,475)
Profit before income tax		19,263	10,529	24,159	16,399

Income tax expense	11	(12,659)	(4,992)	(15,111)	(8,470)
PROFIT FOR THE PERIOD		6,604	5,537	9,048	7,929

Other comprehensive income
Unrealized loss on marketable securities		(272)	(145)	(303)	(145)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		$ 6,332	$ 5,392	$ 8,745	$ 7,784

Weighted average number of common shares outstanding – Basic		162,409	159,555	162,318	159,327
Earnings per share - Basic		$ 0.04	$ 0.03	$ 0.05	$ 0.05
Weighted average number of common shares outstanding – Diluted		164,115	161,822	164,463	161,092
Earnings per share – Diluted		$ 0.04	$ 0.03	$ 0.05	$ 0.05
The attached notes form an integral part of these financial statements.

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 16

Interim Statements of Changes in Equity

	Three months ended		Six months ended
(Unaudited, expressed in thousands of Canadian dollars)	June 30, 2011	June 30, 2010 (Note 15)	June 30, 2011	June 30, 2010 (Note 15)
Share capital
Balance at beginning of period	$ 270,244	$ 254,485	$ 269,677	$ 253,874
Share issuances for cash	433	1,710	826	2,132
Fair value of share options exercised	194	758	368	947
Balance at end of period	270,871	256,953	270,871	256,953
Contributed surplus
Balance at beginning of period	1,022	979	1,022	979
Forfeitures of vested share options	96	-	96	-
Balance at end of period	1,118	979	1,118	979
Share-based compensation
Balance at beginning of period	14,942	13,185	13,719	10,513
Share-based compensation	999	868	2,396	3,729
Forfeitures of share options Value of vested share options transferred to contributed surplus	- (96)	- -	- (96)	- -
Share options exercised, transferred to share capital	(194)	(758)	(368)	(947)
Balance at end of period	15,651	13,295	15,651	13,295
Deficit
Balance at beginning of period	(13,961)	(31,254)	(16,405)	(33,646)
Net profit for the period	6,604	5,537	9,048	7,929
Balance at end of period	(7,357)	(25,717)	(7,357)	(25,717)
Accumulated other comprehensive income
Balance at beginning of period	348	-	379	-
Unrealized losses on marketable securities	(272)	(145)	(303)	(145)
Balance at end of period	76	(145)	76	(145)
TOTAL SHAREHOLDERS’ EQUITY	$ 280,359	$ 245,365	$ 280,359	$ 245,365

The attached notes form an integral part of these financial statements.

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 17

 Interim Statements of Cash Flows

		Three months ended		Six months ended
(Unaudited, expressed in thousands of Canadian dollars)	Notes	June 30, 2011	June 30, 2010 (Note 15)	June 30, 2011	June 30, 2010 (Note 15)

Operating activities
Profit for the period		$ 6,604	$ 5,537	$ 9,048	$ 7,929
Adjustment for non-cash items:
Depreciation and depletion		8,683	9,437	16,721	17,277
Share-based compensation		999	867	2,397	3,729
Unrealized derivative gains		(323)	(1,167)	(323)	(4,530)
Future income tax expense		4,274	2,600	4,544	5,236
Other	13b	79	(337)	2,151	25
		20,316	16,937	34,538	29,666
Decrease (increase) in non-cash working capital items	13a	2,740	(427)	3,054	(3,990)
Net cash provided by operating activities		23,056	16,510	37,592	25,676

Investing activities
Property, plant and equipment		(12,359)	(6,404)	(22,905)	(15,246)
Mineral properties		(130)	(190)	(160)	(193)
Purchase of marketable securities		(500)	(500)	(500)	(500)
Reclamation deposits		-	-	(418)	-
Net cash used in investing activities		(12,989)	(7,094)	(23,983)	(15,939)

Financing activities
Issuance of shares		433	1,710	826	2,132
Deferred finance costs		(15)	-	(492)	-
Long-term obligations		(773)	(620)	(773)	(641)
Net cash (used in) provided by financing activities		(355)	1,090	(439)	1,491

NET INCREASE IN CASH AND CASH EQUIVALENTS		9,712	10,506	13,170	11,228
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		142,799	113,820	139,341	113,098
CASH AND CASH EQUIVALENTS – END OF PERIOD		$ 152,511	$ 124,326	$ 152,511	$ 124,326

The attached notes form an integral part of these financial statements.

Supplemental cash flow information is disclosed in Note 12.

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 18

Notes to Interim Financial Statements

1.

GENERAL INFORMATION

Aurizon Mines Ltd (“Aurizon” or “the Company”) is a Canadian based gold producer with operations, development and exploration activities in Quebec, Canada.  Aurizon is incorporated and domiciled in Canada, and has no subsidiaries and no parent entity. The address of the Company’s registered office is Suite 1120 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada.

2.

BASIS OF PREPARATION AND ADOPTION OF IFRS

Basis of presentation

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these condensed interim financial statements. In these financial statements, the term “Canadian GAAP” (“CGAAP”) refers to Canadian GAAP before the adoption of IFRS.

These financial statements have been prepared on an historical cost basis, except financial instruments classified as available-for-sale and derivatives that have been measured at fair value. These financial statements are presented in Canadian dollars (Cad$) and all values are rounded to the nearest thousand (Cad$ thousand) except when otherwise indicated.

Statement of compliance

These condensed interim financial statements have not been audited nor reviewed by the Company’s external auditors and have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting and IFRS 1 First-time Adoption of International Financial Reporting Standards. The accounting policies followed in these interim financial statements are the same as those applied in the Company’s interim financial statements for the period ended March 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. Note 14 discloses the impact of the transition to IFRS on the Company’s reported equity as at June 30, 2010 and comprehensive income for the three and six months ended June 30, 2010, including the nature and effect of significant changes in accounting policies from those used in the Company’s financial statements for the year ended December 31, 2010.

The accounting policies applied in these condensed interim financial statements are based on IFRS effective for the year ended December 31, 2011, as issued and outstanding as of August 10, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending December 31, 2011 could result in restatement of these interim financial statements, including transition adjustments recognized on change-over to IFRS.

These condensed interim financial statements do not contain all of the information and disclosures required for annual financial statements, and should be read in conjunction with the Company’s Canadian GAAP annual audited financial statements for the year ended December 31, 2010, and the Company’s unaudited interim financial statements for the quarter ended March 31, 2011 prepared in accordance with IFRS applicable to interim financial statements.

New IFRS pronouncements

Fair value measurement – The IASB issued IFRS 13 “Fair Value Measurement” during May 2011. This standard defines fair value, sets out a single IFRS framework for measuring fair value, and outlines disclosure requirements about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 is effective for annual periods on or after January 1, 2013, with earlier application permitted. This IFRS is to be applied prospectively as of the beginning of the annual period in which it is initially applied. The Company is currently assessing the impact of this standard on its financial statements.

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 19

Notes to Interim Financial Statements

2.

BASIS OF PREPARATION AND ADOPTION OF IFRS (continued)

New IFRS pronouncements (continued)

Other comprehensive income – The IASB and the Financial Accounting Standards Board (FASB) issued amendments to standards to align the presentation requirements for other comprehensive income (“OCI”) in June 2011. The IASB issued amendments to IAS 1 “Presentation of Financial Statements” to require companies preparing financial statements under IFRS to group items within OCI that may be reclassified to profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. These amendments are effective for fiscal years beginning on or after July 1, 2012. The Company is currently assessing the impact of these amendments on its financial statements.

3.

EXPENSES BY NATURE

	Three months ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Employee wages and benefits	$ 1,367	$ 1,018	$ 4,364	$ 2,024
Professional and regulatory fees	570	275	1,072	557
Donations	121	88	494	485
Office and administration costs	551	240	952	402
Marketing and corporate development	509	595	877	856
Depreciation	51	41	98	82
Share-based compensation	999	952	2,397	3,967
Total general and administration costs	$ 4,168	$ 3,199	$ 10,254	$ 8,373

Depreciation and amortization expense included in cost of sales	$ 8,632	$ 9,396	$ 16,623	$ 17,195

4.

FINANCE INCOME AND COSTS

	Three months ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Finance income
Interest income on cash and short-term investments	$ 330	$ 123	$ 669	$ 212

Finance costs
ARO liability accretion	($ 114)	($ 189)	($ 225)	($ 397)
Standby fees – revolving credit facility	(86)	-	(149)	-
Amortization of deferred finance costs	(41)	-	(68)	-
Total finance costs	($ 241)	($ 189)	($ 442)	($ 397)

Other derivative gains
Unrealized derivative gains (losses)	$ 323	($ 4,317)	$ 323	($ 4,475)

Cash earns interest at floating rates based on daily bank deposit rates. Short-term investments comprise treasury bills and bankers’ acceptance notes with maturities at the date of acquisition of less than three months, bearing interest at rates between 0.86% and 1.11% (2010: Treasury bills and bankers’ acceptance notes bearing interest between 0.10% and 0.38%).

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 20

Notes to Interim Financial Statements

5.

PROPERTY, PLANT AND EQUIPMENT

	Producing Property	Mine Infrastructure	Machinery and Equipment	Buildings and Leasehold Improvement	Computer and Software	Office Equipment and Furniture	TOTAL
COST
At January 1, 2010	$188,837	$47,463	$31,844	$1,219	$1,891	$530	$271,784
Additions	22,454	3,769	7,081	48	262	-	33,614
Disposals	-	-	(341)	-	-	-	(341)
ARO Revaluations	-	999	-	-	-	-	999
Change in ARO Obligation	-	(11,888)	-	-	-	-	(11,888)
At December 31, 2010	211,291	40,343	38,584	1,267	2,153	530	294,168
Additions	17,172	2,150	5,112	125	158	124	24,841
Disposals	-	-	(380)	-	-	-	(380)
ARO Revaluations	-	(37)	-	-	-	-	(37)
At June 30, 2011	228,463	42,456	43,316	1,392	2,311	654	318,592

ACCUMULATED DEPRECIATION
At January 1, 2010	(73,829)	(19,681)	(11,804)	(843)	(1,262)	(388)	(107,807)
Charge for period	(22,149)	(7,404)	(4,481)	(31)	(380)	(28)	(34,473)
Disposals	-	-	124	-	-	-	124
At December 31, 2010	(95,978)	(27,085)	(16,161)	(874)	(1,642)	(416)	(142,156)
Charge for period	(11,752)	(1,767)	(2,569)	(20)	(159)	(22)	(16,289)
Disposals	-	-	231	-	-	-	231
At June 30, 2011	(107,730)	(28,852)	(18,499)	(894)	(1,801)	(438)	(158,214)

NET BOOK VALUE
At January 1, 2010	115,008	27,782	20,040	376	629	142	163,977
At December 31, 2010	115,313	13,258	22,423	393	511	114	152,012
At June 30, 2011	$120,733	$13,604	$24,817	$498	$510	$216	$160,378

Note 1: The decrease of $11,888 as December 31, 2010 represents a reduction in the estimated asset retirement obligation liability at the Casa Berardi mine and a corresponding decrease in the carrying amount of the related asset included in property, plant and equipment.

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 21

Notes to Interim Financial Statements

6.

MINERAL PROPERTIES

	As at
	June 30, 2011	December 31, 2010

Exploration Properties
Joanna, Quebec	$ 3,865	$ 3,865
Kipawa, Quebec	75	75
Rex South, Quebec	280	150
Duverny, Quebec	95	65
Patris, Quebec	40	40
Other	25	25
	$ 4,380	$ 4,220

7.

OTHER ASSETS

	As at
	June 30, 2011	December 31, 2010
Reclamation deposits	$ 1,315	$ 896
Non-refundable tax credits	5,140	3,493
Refundable tax credits	5,823	3,041
Workers compensation premiums	140	340
Deposit on long-term hydro-electric project	330	330
	$ 12,748	$ 8,100

8.

REVOLVING CREDIT FACILITY

On January 31, 2011 the Company established a US$50 million revolving credit facility with Canadian Imperial Bank of Commerce and The Bank of Nova Scotia. The revolving credit facility has an initial three year term and is secured by a charge over the assets of Aurizon. The facility is available for drawdown in US dollars at a bank base rate or a LIBOR-based rate (plus 200 to 400 basis points depending on the type of loan and financial and operating measures), payable according to the quoted rate term. The Company has the ability to repay the principal in part or in its entirety at any time without penalty. Funds drawn on the facility may be used to finance working capital requirements, acquisitions, and for general corporate purposes. There are no hedging requirements under the terms of the credit facility.

The standby fees on undrawn amounts under the facility range between 0.75% and 1.0% per annum depending on certain financial measures.

As at June 30, 2011, there were no amounts outstanding under the credit facility.

During the year the Company has capitalized the facility establishment costs of $492 thousand (2010 - $nil) that will be amortized over the three year term of the credit facility. For the quarter ended June 30, 2011, the Company recognized a debt issuance cost amortization expense of $41 thousand (2010 - $nil), and standby fees of $90 thousand (2010 - $nil).   For the first half of 2011, the charge for amortization of debt issuance cost totalled $68 thousand (2010 – $nil).

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 22

Notes to Interim Financial Statements

9.

PROVISIONS

As at
	June 30, 2011	December 31, 2010

Asset retirement obligations	$ 13,302	$ 13,114
Non-current employee incentive payments	1,880	-
	$ 15,182	$ 13,114

a)

Asset retirement obligations

	Six months ended June 30, 2011	Twelve months ended December 31, 2010
Asset retirement obligations – beginning of period	$ 13,114	$ 23,255
Change in obligations during the period	-	(11,888)
Fair value revaluations	(37)	998
Accretion expense	225	749
Asset retirement obligations – end of period	$ 13,302	$ 13,114

b)

Employee incentive plans

The Company has an employee incentive plan for the discovery and acquisition of Casa Berardi.  Under the terms of the plan, once a mineral deposit has achieved commercial production, a bonus of 0.2% of the net smelter revenues, less any advance payments, is paid to those participating in the plan.  The fair value of the estimated future incentive payments to be made under this plan totals $2.2 million (2010: $nil), of which the current portion totals $0.3 million and the non-current portion totals $1.9 million.

The Company also has an employee incentive plan for the discovery of other mineral deposits.  Under the terms of this plan, a bonus of 0.08% of the value of the mineral reserves as determined in an approved pre-feasibility study, to a maximum of $0.1 million, is paid to those participating in the plan.  Upon approval of a feasibility study, a bonus of 0.15% of the value of the mineral reserves, to a maximum of $0.5 million including the payment at the pre-feasibility stage shall be paid.  During the first six months of 2011, no amount in respect of the Joanna project was charged to earnings (2010 - $nil).

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 23

Notes to Interim Financial Statements

10.

COMMITMENTS

The Company’s significant contractual obligations and commitments as at June 30, 2011 are as follows:

(all figures undiscounted)	Note	Total	Due in Less Than 1 Year	Due 1 -3 Years	Due 3 -5 Years	Due in More Than 5 Years
Environmental and reclamation	9b	$ 19,002	$ 1,242	$ 3,129	$ 2,902	$ 11,729
Future employee benefits	9a	2,914	504	830	619	961
Mineral properties commitments		2,079	2,079	-	-	-
Head office operating lease		949	253	506	190	-
Hydro Quebec – distribution line		328	328	-	-	-
Total contractual obligations		$ 25,272	$ 4,406	$ 4,465	$ 3,711	$ 12,690

11.

INCOME TAXES

Current and deferred income and resource tax expense is represented in the statements of comprehensive income as follows:

	Three months ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Current income tax expense	$ 2,549	$ -	$ 4,212	$ -
Current resource tax expense	5,837	2,392	6,355	3,234
Current income and resource taxes	$ 8,386	$ 2,392	$ 10,567	$ 3,234
Deferred income tax expense	$ 1,567	$ 2,480	$ 1,671	$ 4,737
Deferred resource tax expense	2,706	120	2,873	499
Deferred income and resource taxes	$ 4,273	$ 2,600	$ 4,544	$ 5,236
Total income tax expense	$ 12,659	$ 4,992	$ 15,111	$ 8,470

The combined federal and provincial statutory income tax rate for 2011 is 28.2% (2010 – 29.9%).

In addition to federal and provincial income taxes, Aurizon is subject to Quebec mining resource taxes.  On May 4, 2011, new resource tax legislation was substantively enacted which requires accounting recognition in the second quarter of 2011 of changes in the Quebec Mining Tax Act that are retroactive to March 31, 2010. The new law increased the tax rate from 12% to 14% after March 31, 2010, 15% in 2011, and rising to 16% in 2012.  Aurizon’s current resource taxes are also impacted by changes to the maximum deductibility of certain costs in a particular year. These new resource tax laws have resulted in an additional resource tax charge of approximately $4.4 million in the second quarter 2011, of which $2.1 million are current resource taxes and the balance are deferred taxes.

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 24

Notes to Interim Financial Statements

12.

SHARE CAPITAL

a)

Authorized

Unlimited number of common shares without par value.

Unlimited number of preferred shares without par value of which 8,050,000 are designated as series "A" convertible preferred shares (Issued - none) and 1,135,050 are designated as series "B" convertible preferred shares (Issued - none).

b)

Issued and fully paid

Common Shares	Shares	Amount
	(000’s)
Outstanding as at January 1, 2010	159,008	$ 253,874
Exercise of share options	2,923	9,887
Fair value of share options exercised	-	4,316
Mineral property payments	214	1,600
Outstanding as at December 31, 2010	162,145	269,677
Exercise of share options	126	393
Fair value of share options exercised	-	174
Outstanding as at March 31, 2011	162,271	270,244
Exercise of share options	165	433
Fair value of share options exercised	-	194
Outstanding as at June 30, 2011	162,436	$ 270,871

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 25

Notes to Interim Financial Statements

12.

SHARE CAPITAL (continued)

c)

Share-based compensation

The Company has an ownership-based compensation scheme for key employees, directors, and officers of the Company. In accordance with the terms of the plan, as approved by shareholders’ resolution dated May 11, 2007 and amended by Directors’ resolutions dated March 10, 2009, key employees, directors, and officers of the Company may be granted options to purchase ordinary shares at an exercise price to be determined by the directors at the time the option is granted, provided that such price shall be not less than the closing price of the common shares for the Company on the TSX on the trading day immediately preceding the date of the grant of the option or if there was no trade of the Company’s common shares on such date, on the last day on which there was a trade.

The number of options granted is determined by the Board of Directors and the total of the options issued shall not exceed 7% of the total number of common shares then outstanding on a non-diluted basis.

The following reconciles the share options outstanding:

	Number of Options	Weighted-average exercise price

Outstanding, January 1, 2010	7,949	$ 3.75
Granted	4,695	6.21
Exercised	(2,923)	3.38
Expired or forfeited	(51)	4.13
Outstanding, December 31, 2010	9,670	5.05
Granted	-	-
Exercised	(126)	3.12
Outstanding, March 31, 2011	9,544	5.06
Exercised	(164)	2.64
Expired or forfeited	(139)	4.25
Outstanding, June 30, 2011	9,241	$ 5.13

The following shows the vested, exercisable, and total outstanding share options, by exercise price range:

Vested and exercisable options				All outstanding options
Exercise price range	Vested and exercisable options	Remaining contractual life (years)	Weighted average exercise price	Exercise price range	Outstanding options	Remaining contractual life (years)	Weighted average exercise price
$2.38 - $2.99	1,032	1.9	$2.84	$2.38 - $2.99	1,323	2.1	$2.86
$3.00 - $3.99	818	1.1	$3.81	$3.00 - $3.99	818	1.1	$3.81
$4.00 - $4.99	2,333	2.2	$4.48	$4.00 - $4.99	3,020	2.5	$4.56
$5.00 - $5.99	1,086	2.3	$5.11	$5.00 - $5.99	1,461	2.6	$5.15
$6.00 - $6.99	268	2.8	$6.09	$6.00 - $6.99	334	3.1	$6.08
$7.00 - $7.59	646	4.4	$7.53	$7.00 - $7.59	2,285	4.4	$7.52
Totals	6,183	2.3	$4.62	Totals	9,241	2.8	$5.13

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 26

Notes to Interim Financial Statements

13.

CASH FLOW INFORMATION

a)

Analysis of change in non-cash working capital items

	Three months ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Accounts payable and accrued liabilities	($ 746)	($ 458)	$ 2,655	($ 323)
Accounts receivable, prepaid expenses, and advances	18	(596)	(2,234)	(601)
Gold inventory	(4)	1,388	561	1,479
Supplies inventory	(621)	(183)	(726)	(240)
Current provincial resource taxes payable	3,287	519	3,287	(3,187)
Refundable tax credits	(1,386)	(566)	(2,782)	(943)
Non-refundable tax credits	(821)	(377)	(1,669)	(585)
Capital taxes	59	(154)	119	109
Current income taxes	2,181	-	3,843	-
Reimbursable government assistance	773	-	-	-
Other	-	-	-	301
Decrease (increase) in non-cash working capital items	$ 2,740	($ 427)	$ 3,054	($ 3,990)

b)

Other non-cash adjustments to operating activities

	Three months ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Accretion	$ 114	$ 259	$ 225	$ 518
Employee incentives payment accrual	(77)	-	1,509	-
Quebec workers’ compensation credits	-	-	199	39
Loss on disposal of property, plant and equipment	1	-	150	64
Prior year non-refundable tax credits	-	(596)	-	(596)
Amortization of deferred finance costs	41	-	68	-
	$ 79	($ 337)	$ 2,151	$ 25

14.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

The remuneration of directors and members of key management personnel during the period was as follows:

	Three months ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Wages and short-term benefits	$ 676	$ 444	$ 1,227	$ 851
Share-based compensation	709	474	1,452	2,448
	$ 1,385	$ 918	$ 2,679	$ 3,299

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 27

Notes to Interim Financial Statements

15.

TRANSITION TO IFRS

For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with Canadian generally accepted accounting principles (“CGAAP”). These interim financial statements, for the quarter ended June 30, 2011, are the second set of financial statements the Company prepared in accordance with IAS 34 Interim Financial Reporting and IFRS 1 First time adoption of IFRS.

Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the general principal of retrospective restatement. The Company has elected to use the following exemptions:

•

IFRS 2 Share-based payment - The Company has elected to use the transition exemption available to not retrospectively apply the IFRS 2 calculation method to any share options granted after November 7, 2002 and/or vested before January 1, 2010.

•

The Company has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1. As such, the Company has re-measured the provisions as at January 1, 2010 under IAS 37 Provisions, contingent liabilities and contingent assets, estimated the amount to be included in the cost of the related asset by discounting the liability to the date at which the liability first arose using best estimates of the historical risk-adjusted discount rates, and recalculated the accumulated depreciation, depletion and amortization under IFRS up to the transition date.

•

IAS 23 (R) ‘Borrowing Costs’ – The Company has elected to apply the exemption from full retrospective application as allowed under IAS 23 (R).

IFRS transition statements

The Company has prepared IFRS transition statement reconciliations from Canadian GAAP to IFRS for the quarter ended June 30th, 2010 comparatives which are presented here. In addition, a reconciliation of the balance sheet as at June 30, 2010 is also presented. There were no IFRS transition adjustments for the statement of cash flow comparatives.

Following these statements are explanatory notes to the principal adjustments made by the Company in restating its previous Canadian GAAP statements into IFRS.

A complete listing of IFRS transition statements was included with the first IFRS interim statements filed for March 31, 2011.

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 28

Notes to Interim Financial Statements

15.

TRANSITION TO IFRS (Continued)

Reconciliation of Balance Sheet as at June 30, 2010

(Unaudited, expressed in thousands of Canadian dollars)	Note	Previous CGAAP	IFRS Reclassification	IFRS Adjustment	IFRS
ASSETS
Current assets
Cash and cash equivalents		$ 124,326	$ -	$ -	$ 124,326
Marketable Securities		355	-	-	355
Inventories		10,205	-	-	10,205
Accounts receivable and prepaid expenses		5,426	-	-	5,426
Derivative instrument assets		2,552	-	-	2,552
Tax credits receivable		1,790	-	-	1,790
Current portion of future income taxes		1,649	-	(368)	1,281
Total current assets		146,303	-	(368)	145,935

Non-current assets
Property, plant and equipment	ii, vi	50,641	116,239	(3,802)	163,078
Mineral properties	vi	118,794	(116,239)	-	2,555
Other assets		17,022	-	-	17,022
Total non-current assets		186,457	-	(3,802)	182,655
TOTAL ASSETS		$ 332,760	$ -	($ 4,170)	$ 328,590

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities		$ 16,130	$ -	$ -	$ 16,130
Derivative instrument liabilities		6,632	-	-	6,632
Current portion of long-term obligations		755	-	-	755
Current provincial resource taxes payable	vii	565	(565)	-	-
Current tax liabilities	vii	-	565	-	565
Total current liabilities		24,082	-	-	24,082

Non-current liabilities
Long-term obligations		-	-	-	-
Asset retirement obligation	ii	22,333	(22,333)	-	-
Provisions	ii	-	22,333	2,143	24,476
Future income and resource tax liabilities	iii	37,259	(37,259)	-	-
Deferred tax liabilities	iii	-	37,259	(2,591)	34,668
Total non-current liabilities		59,592	-	(448)	59,144
Total liabilities		83,674	-	(448)	83,226

Shareholders’ equity
Issued capital	iv, v	250,443	6,509	-	256,952
Contributed surplus		979	-	-	979
Share-based compensation	i	13,198	-	97	13,295
Deficit	i, ii, iii, iv, v	(15,534)	(6,509)	(3,819)	(25,862)
Total shareholders’ equity		249,086	-	(3,722)	245,364
TOTAL LIABILITIES AND EQUITY		$ 332,760	$ -	($ 4,170)	$ 328,590

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 29

Notes to Interim Financial Statements

15.

TRANSITION TO IFRS (Continued)

Reconciliation of Interim Statement of Comprehensive Income

For the six months ended June 30, 2010

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)	Note	Previous CGAAP	IFRS Reclassifications	IFRS Adjustments	IFRS

Revenue		$ 90,302	$ -	$ -	$ 90,302
Costs of sales	vii	-	(57,752)	95	(57,657)
Gross profit		90,302	(57,752)	95	32,645

Less:
Operating	vii	40,258	(40,258)	-	-
Depreciation, depletion and accretion	vii	18,011	(18,011)	-	-
Other income	vii	(294)	294	-	-
Exploration	vii	5,385	(585)	-	4,800
General and administration costs	i, vii	8,612	-	(239)	8,373
Derivative losses	vii	4,475	(4,475)	-	-
Foreign exchange gain/loss	vii	(1,017)	1,017	-	-
Capital taxes	vii	(487)	487	-	-
Non refundable tax credits	vii	(585)	585	-	-
Other gains or losses (net)	vii	-	(1,587)	-	(1,587)
Net operating income before finance and taxation		15,944	4,781	334	21,059

Add:
Finance income	vii	-	212	-	212
Finance costs	ii, vii	-	(4,993)	121	(4,872)
Net income before income tax		15,944	-	455	16,399

Current provincial resource taxes	vii	(3,234)	3,234	-	-
Future provincial resource taxes	vii	(480)	480	-	-
Future income taxes	vii	(4,734)	4,734	-	-
Income tax expense	vii	-	(8,448)	(22)	(8,470)
NET INCOME FOR THE PERIOD		$ 7,496	$ -	$ 433	$ 7,929

Other comprehensive Income
Unrealized loss on marketable securities		(145)	-	-	(145)
NET COMPREHENSIVE INCOME FOR THE PERIOD		$ 7,351	$ -	$ 433	$ 7,784

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 30

Notes to Interim Financial Statements

15.

TRANSITION TO IFRS (Continued)

Reconciliation of Interim Statement of Comprehensive Income

For the three months ended June 30, 2010

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)	Note	Previous CGAAP	IFRS Reclassifications	IFRS Adjustments	IFRS

Revenue		$ 50,471	$ -	$ -	$ 50,471
Costs of sales	vii	-	(30,461)	79	(30,382)
Gross profit		50,471	(30,461)	79	20,089

Less:
Operating	vii	20,836	(20,836)	-	-
Depreciation, depletion and accretion	vii	9,844	(9,844)	-	-
Other income	vii	(184)	184	-	-
Exploration	vii	3,207	(377)	-	2,830
General and administration costs	i, vii	3,325	(40)	(86)	3,199
Loss on derivative financial instruments	vii	4,317	(4,317)	-	-
Foreign exchange gain/loss	vii	(40)	40	-	-
Capital taxes	vii	(751)	751	-	-
Non refundable tax credits	vii	(377)	377	-	-
Other gains or losses (net)	vii	-	(852)	-	(852)
Net operating income before finance and taxation		10,294	(4,453)	165	14,912

Add:
Finance income	vii	-	123	-	123
Finance costs	ii, vii	-	(4,576)	70	(4,506)
Net income before income tax		10,294	-	235	10,529

Current provincial resource taxes	vii	(2,392)	2,392	-	-
Future provincial resource taxes	vii	(107)	107	-	-
Future income taxes	vii	(2,515)	2,515	-	-
Income tax expense	vii	-	(5,014)	22	(4,992)
NET INCOME FOR THE PERIOD		$ 5,280	$ -	$ 257	$ 5,537

Other comprehensive Income
Unrealized loss on marketable securities		(145)	-	-	(145)
NET COMPREHENSIVE INCOME FOR THE PERIOD		$ 5,135	$ -	$ 257	$ 5,392

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 31

Notes to Interim Financial Statements

15.

TRANSITION TO IFRS (Continued)

Restatement Notes

(i)

IFRS 2 adjustment

Share options issued by the Company have a specific vesting schedule which is treated differently under IFRS compared to Canadian GAAP.  The Company has reviewed the Canadian GAAP Share-based compensation calculation methods and adjusted the methods to take into account the required IFRS compliant changes. The Company has also elected to use the transition exemption available under IFRS 1 to not retrospectively apply the new calculation method to any share option tranche that was granted after November 7, 2002 and vesting before January 1, 2010.

(ii)

Asset retirement obligation adjustment

Canadian GAAP calculates ARO using current credit-adjusted, risk-free rates for upward adjustments, and the original credit-adjusted, risk free rate for downward revisions. The original liability is not adjusted for changes in current discount rates. IFRS however, calculates ARO using a current pre-tax discount rate, (which reflects current market assessment of the time value of money and the risk specific to liability) and is revised every reporting period to reflect changes in assumptions or discount rates.

To calculate the ARO liability and long-lived asset under IFRS, the Company has elected to apply the exemption available from full retrospective application as allowed under IFRS 1. As such, the Company has re-measured the rehabilitation liability as at January 1, 2010 and subsequent change in obligations under IAS 37 Provisions, contingent liabilities and contingent assets, estimating the amount to be included in the related asset by discounting the liability to the date of first disturbance in which the liability arose, using best estimates of the historical risk-free discount rates, and recalculating the accumulated depreciation and amortization under IFRS.

In addition, under Canadian GAAP, the unwinding of the discount was included with depreciation and amortization expense, and has now been reclassified to finance costs as required under IFRS.

(iii)

Deferred tax

Under Canadian GAAP deferred taxation assets were classified between current and non-current based on the classification of the underlying asset and liabilities that gave rise to the differences. IAS 12 Income taxes requires that all deferred taxation amounts be classified as non-current.

Deferred taxes have also been adjusted for the changes to accounting base values arising as a result of the adjustments for first time adoption of IFRS.

(iv)

Flow-through shares

Flow-through shares are a unique Canadian income tax incentive which are subject to specific guidance under Canadian GAAP and US GAAP; however, there is no equivalent IFRS guidance. In the absence of specific guidance, the Company has adopted the approach to account for flow-through shares such that amounts resulting from the renunciation of flow-through expenditures will no longer be reflected as a reduction of share capital.

(v)

Share issuance costs

Under IFRS, any private placements undertaken require the amount credited to share capital to be the net amount of cash that has been raised, plus the value of any tax benefit. The Company has reviewed all prior private placements, share issuance costs and effective annual tax rates, and calculated an IFRS adjustment for the value of the tax benefit previously recorded to equity under Canadian GAAP.

Aurizon Mines Ltd.	2011 SECOND QUARTER REPORT	Page | 32

Notes to Interim Financial Statements

15.

TRANSITION TO IFRS (Continued)

Restatement notes (continued)

(vi)

Property, plant and equipment

Upon transition to IFRS, producing mineral properties are now presented in property, plant and equipment in accordance with IAS 16 Property, plant and equipment. Exploration and evaluation assets continue to be classified as mineral properties as per the requirements of IFRS 6 Exploration for and evaluation of mineral resources.

(vii)

Presentation changes

The transition to IFRS resulted in numerous financial statement presentation changes (‘reclassifications’), most noticeably on the statement of comprehensive income. These reclassifications have been identified in the reconciliations contained within this note and have no impact on the final equity position of the Company. To help our shareholders understand these presentation changes easily we have provided an additional analysis below:

•

Expenses by function – the statement of comprehensive income now presents expenses by function. Accordingly, depreciation and amortization is no longer presented as a separate line item but is included in cost of sales

•

Cost of sales – is presented above the line with revenue to show a gross profit for operations

•

Other losses (gains) – includes items the Company considers part of the operations of our business such as loss (gain) on sale of property, plant and equipment, foreign exchange gains, capital taxes and royalty income

•

Finance income – as required by IFRS, includes interest received from investments and is now presented after operating profit

•

Finance expenses – as required by IFRS, includes accretion, amortization of deferred finance costs, and finance charges

•

Other derivative gains -  realized and unrealized derivative gains and losses are now presented after operating profit

•

Income tax expense – is now presented as one line item. Disclosure of the individual components will be made in the annual IFRS statements to be issued for the year ended December 31, 2011.